Asia Cork, Inc.
3rd Floor, A Tower of Chuang Xin
Information Building
No. 72 Second Keji Road, Hi Tech Zone
Xi’An, Shaanxi 710075 P.R. CHINA

July 1, 2010

via edgar

Era Aragnosti
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Asia Cork, Inc.
Item 4.02 Form 8-K
Filed June 18, 2010
File No. 30115

Dear Mr. Aragnosti:

        We are writing in response to your letter of June 21, 2010. Our responses to the comment set forth in your letter have been addressed as set forth below.  For your convenience, we have listed the comment/question raised in your letter and have placed our response below the question/comment.

1.
Based on your disclosure it appears you were advised by your independent accountant that disclosure should be made or action should be taken to prevent future reliance on certain previously issued financial statements. As such, please provide the independent accountant with a copy of the disclosures you are making in response to this Item 4.02, request the independent accountant to furnish to you as promptly as possible a letter addressed to the Commission stating whether the independent accountant agrees with the statements made by you in response to this Item 4.02 and, if not, stating the respects in which it does not agree and amend your previously filed Form 8-K by filing the independent accountant's letter as an exhibit to the filed Form 8-K no later than two business days after you receive the letter. Refer to Item 4.02(b) and (c) of Form 8-K for guidance.

A Form 8k/A with the required letter from the independent accountant was filed with the Commission on June 24, 2010.

        In addition, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information, please do not hesitate to contact me.

Yours truly,

/s/ Pengcheng Chen

Pengcheng Chen
Chief Executive Officer